SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	July	2008
Commission File Number	000-51034
ACE Aviation Holdings Inc.
(Translation of registrant’s name into English)
5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada, H4A 3T2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_____________

Document Index

Documents

1.	Report on Voting Results, dated June 30, 2008.

 Document 1

ACE AVIATION HOLDINGS INC.
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
JUNE 30, 2008

Report on Voting Results pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Following the annual and special meeting of shareholders of ACE Aviation Holdings Inc. (the “Corporation”) held on June 30, 2008 (the “Meeting”), in accordance with Section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

Item Voted Upon	Voting Result
1. Approval of the Amendment to the Articles - Number of Directors	■	The amendment to the articles relating to the number of directors of ACE Aviation Holdings Inc. as set out in the Management Proxy Circular, was approved pursuant to a vote conducted by ballot.
	■	99.4% of the votes were cast in favour of the adoption of the resolution and 0.6% of the votes were cast against.
2. Election of Directors	■
The nine (9) nominees for Directors that were proposed by management of the Corporation, being Bernard Attali, Robert E. Brown, Michael M. Green, W. Brett Ingersoll, Pierre Marc Johnson, Richard H. McCoy, Robert A. Milton, David I. Richardson and Marvin Yontef, were elected pursuant to a vote conducted by ballot.

	■	98.3% of the votes were cast in favour of all nominees.
3. Appointment of PricewaterhouseCoopers LLP as Auditor	■	PricewaterhouseCoopers LLP were appointed as the Corporation’s auditor pursuant to a vote conducted by ballot.
	■	99.5% of the votes were cast in favour.

Dated this 30th day of June, 2008

CIBC Mellon Trust Company

(s) R. Bourdon
Ronald Bourdon
Scrutineer

(s) M. Bynoe
Monica Bynoe
Scrutineer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACE Aviation Holdings Inc.
(Registrant)
Date:	July 2, 2008	By:	/s/ SYDNEY ISAACS
			Name: Title:	Sydney Isaacs Senior Vice President, Corporate Development and Chief Legal Officer